

UP3-6-03

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 3947
RECEIVED
MAR 0 6 2003
187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Reid Siegenthaler dba Siegenthaler Securities

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

473 Shepard Road
(No. and Street)

Mansfield   Ohio   44907-1129
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer, Charles David (owner)   Wallington and Bauer
(Name – if individual, state last, first, middle name)

44 Park Ave. West   Mansfield   Ohio   44902
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, __Thomas R. Siegenthaler__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Siegenthaler Securities__ , as of __December 31__ , 20 __02__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BERNADETTE S. WIDMAN
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires
Feb. 28, 2007

Bernadette S. Widman
Notary Public

Thomas R. Siegenthaler
Signature

__Sole Proprietor/Principal__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOCUS REPORT

FORM X-17A-5

OMB No. 3235-0123
(5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

3/91

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER		SEC FILE NO.
THOMAS REID SIEGENTHALER DBA		8-39470 [14]
SIEGENTHALER SECURITIES	[13]	FIRM ID. NO.
		022348 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

473 SHEPARD ROAD [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/02 [24]

AND ENDING (MM/DD/YY)

MANSFIELD [21] OHIO [22] 44907 [23]

(City) (State) (Zip Code)

12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS REID SIEGENTHALER [30]

(Area Code)—Telephone No.

(419) 756-7022 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

OFFICIAL USE

	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____25_____ day of _____Feb_____ 19 2003

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SIEGENTHALER SECURITIES	N 3		100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/02__ 99
SEC FILE NO. __8-39470__ 98

ASSETS

Consolidated 198
Unconsolidated [X] 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 81,084	200			$ 81,084	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	429	295				
	B. Other		300	$	550	429	810
3.	Receivables from non-customers		355		600		830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	B. Debt securities	26,589	419				
	C. Options		420				
	D. Other securities	36,780	424				
	E. Spot commodities		430			63,369	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $ 44,900 130						
	B. At estimated fair value		440	44,900	610	44,900	860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
	A. Exempted securities $ 150		460		630		880
	B. Other securities $ 160						
7.	Secured demand notes:		470		640		890
	market value of collateral:						
	A. Exempted securities $ 170						
	B. Other securities $ 180						
8.	Memberships in exchanges:						
	A. Owned, at market $ 190						
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets	1,350	535	26	735	1,376	930
12.	TOTAL ASSETS	$ 146,232	540	$ 44,926	740	$ 191,158	940

OMIT PENNIES

1.76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SIEGENTHALER SECURITIES	as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ ____ 1045	$ ____ 1255	$ ____ 1470
14. Payable to brokers or dealers:			
A. Clearance account	1114	1315	1560
B. Other	1115	1305	1540
15. Payable to non-customers	1155	1355	1610
16. Securities sold not yet purchased, at market value		1360	1620
17. Accounts payable, accrued liabilities, expenses and other	1205	1385	1685
18. Notes and mortgages payable:			
A. Unsecured	1210		1690
B. Secured	1211	1390	1700
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		1400	1710
1. from outsiders $ ____ 970			
2. Includes equity subordination (15c3-1 (d)) of $ ____ 980			
B. Securities borrowings, at market value: from outsiders $ ____ 990		1410	1720
C. Pursuant to secured demand note collateral agreements:		1420	1730
1. from outsiders $ ____ 1000			
2. Includes equity subordination (15c3-1 (d)) of $ ____ 1010			
D. Exchange memberships contributed for use of company, at market value		1430	1740
E. Accounts and other borrowings not qualified for net capital purposes	1220	1440	1750
20. TOTAL LIABILITIES	$ ____ 1230	$ ____ 1450	$ -0- 1760

Ownership Equity

21. Sole proprietorship	$ 191,158	1770
22. Partnership (limited partners) $ ____ 1020		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock		1792
C. Additional paid-in capital		1793
D. Retained earnings		1794
E. Total		1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 191,158	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 191,158	1810

OMIT PENNIES

1/76   BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SIEGENTHALER SECURITIES

For the period (MMDDYY) from **1/1/02** |3932| to **12/31/02** |3933|

Number of months included in this statement   **12** |3931|

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange ....$ 120 |3935|
   b. Commissions on listed option transactions .... |3938|
   c. All other securities commissions .... 4,055 |3939|
   d. Total securities commissions .... 4,175 |3940|
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... |3945|
   b. From all other trading .... |3949|
   c. Total gain (loss) .... |3950|
3. Gains or losses on firm securities investment accounts ....(Loss) .... (21,008) |3952|
4. Profit (loss) from underwriting and selling groups .... |3955|
5. Revenue from sale of investment company shares .... 177 |3970|
6. Commodities revenue .... |3990|
7. Fees for account supervision, investment advisory and administrative services .... |3975|
8. Other revenue .... 3,216 |3995|
9. Total revenue .... $ (13,440) |4030|

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ |4120|
11. Other employee compensation and benefits .... |4115|
12. Commissions paid to other broker-dealers .... |4140|
13. Interest expense .... |4075|
    a. Includes interest on accounts subject to subordination agreements .... |4070|
14. Regulatory fees and expenses .... 1,174 |4195|
15. Other expenses .... 2,914 |4100|
16. Total expenses .... $ 4,088 |4200|

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (Item 9 less Item 16) .... $ (17,528) |4210|
18. Provision for Federal income taxes (for parent only) .... |4220|
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... |4222|
    a. After Federal income taxes of .... |4238|
20. Extraordinary gains (losses) .... |4224|
    a. After Federal income taxes of .... |4239|
21. Cumulative effect of changes in accounting principles .... |4225|
22. Net income (loss) after Federal income taxes and extraordinary items .... $ (17,528) |4230|

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items...................$ (298) |4211|

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SIEGENTHALER SECURITIES	as of	12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | 4550 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of
customers" maintained .... | 4560 |

C. (k) (2)(B)—All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm   Larkin 8-11922 (A) | 4335 | X | 4570 |

D. (k) (3)—Exempted by order of the Commission .... | 4580 |

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SIEGENTHALER SECURITIES	as of	12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition... $	191,158		3480
2. Deduct ownership equity not allowable for Net Capital... 19 (		)	3490
3. Total ownership equity qualified for Net Capital..	191,158		3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................			3520
B. Other (deductions) or allowable credits (List)...			3525
5. Total capital and allowable subordinated liabilities.. $			3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 44,926 [3540]			
B. Secured demand note deficiency... [3590]			
C. Commodity futures contracts and spot commodities- proprietary capital charges.................................... [3600]			
D. Other deductions and/or charges.. [3610]	(44,926	)	3620
7. Other additions and/or allowable credits (List)...			3630
8. Net capital before haircuts on securities positions .... 20 $	146,232		3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
A. Contractual securities commitments..................................... $ [3660]			
B. Subordinated securities borrowings.................................... [3670]			
C. Trading and investment securities:			
1. Exempted securities..................................... 18 [3735]			
2. Debt securities..................................... 266 [3733]			
3. Options... [3730]			
4. Other securities.. 5,517 [3734]			
D. Undue Concentration.. 1,130 [3650]			
E. Other (List)... [3736]	(6,913	)	3740
10. Net Capital.. $	139,319		3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SIEGENTHALER SECURITIES	as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 50,000	3760
14.	Excess net capital (line 10 less 13)	$ 89,319	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$ N/A	3790
17.	Add		
	A. Drafts for immediate credit ..... $ [3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited ..... $ [3810]		
	C. Other unrecorded amounts (List) ..... $ [3820]	$	3830
18.	Total aggregate indebtedness	$	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

**Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.**

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ N/A   [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE: DESCRIPTION

1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals
4.   15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   SIEGENTHALER SECURITIES

For the period (MMDDYY) from ___1/1/02___ to ___12/31/02___

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 302,392	4240
A. Net income (loss)		(17,528)	4250
B. Additions (Includes non-conforming capital of	▼ $ _____ 4262)		4260
C. Deductions (Includes non-conforming capital of	$ _____ 4272)	(93,705)	4270
2. Balance, end of period (From item 1800)		$ 191,159	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	▼ $ _____	4300
A. Increases	_____	4310
B. Decreases	_____	4320
4. Balance, end of period (From item 3520)	$ N/A	4330

OMIT PENNIES

Siegenthaler Securities
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash Flows from Operating Activities

   Net Income-- $ (17,528)

Adjustments to reconcile net income to net cash

provided by Operating activities:

   Change in current assets & liabilities:

Increase in accounts receivable----------------	$ (90)	
Decrease in securities------------------------	114,375	
Increase in Deposit Account--------------------	(265)	
Decrease in Petty Cash-------------------------	8	
Withdrawals by Owner--------------------------	(93,705)	
Total Adjustments---------------------------------		$ 20,323
Net cash from Operating activities---------------------		2,795
Cash at beginning of year---------------------------------		78,289
Cash at end of year-------------------------------------		$ 81,084

Thomas Reid Siegenthaler
Siegenthaler Securities
473 Shepard Road
Mansfield, Ohio 44907

I have audited the accounts of Siegenthaler Securities, a broker dealer sole proprietorship, in the form prescribed by the National Association of Security Dealers. The statements include the statement of financial condition at December 31, 2002, the statement of the sole proprietor's capital, and the computation of net capital at December 31, 2002 and the statement of income or loss and the statement of cash flows for the period ending December 31, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

As noted above, changes in the sole proprietor's Capital are reported on Page 12.

Under Box (J) on the Facing Page, no material differences existed in the Computation of Net Capital under Rule 15c3-1 in the audit report with the corresponding unaudited most recent Part IIA filing by this company.

Under Box (N) on the Facing Page, no material inadequacies were found to exist or found to have existed since the date of the previous audit.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Siegenthaler Securities as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Charles D. Bauer, C.P.A.

February 25, 2003